SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form  20-F  ☒  Form  40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

TABLE OF CONTENTS

1.	Press Release issued on October 24, 2003, announcing results for the third quarter of 2003.

GRUPO IMSA ANNOUNCES THIRD QUARTER 2003 RESULTS

Monterrey, Mexico, October 24, 2003 – Grupo Imsa, S.A. de C.V. (NYSE: IMY) today announced results for the third quarter of 2003.1

THIRD QUARTER 2003 HIGHLIGHTS

•	Third quarter revenues in peso terms rose year-over-year by 1.1% and quarter-over-quarter by 5.9% to Ps 8,002. Year-to-date revenues increased 5.7% compared to the previous year.

•	IMSA ACERO’s third-quarter sales volume grew 4.8% year-over-year and 10.1% quarter-over-quarter.

•	In the third quarter ENERMEX’s sales volume declined 9.8% compared to the third quarter of 2002 and by 9.1% vs. second quarter 2003.

•	Operating expenses as a percent of sales were 10.4% in third quarter 2003, compared to 10.7% the previous year and 11.0% the previous quarter.

•	Third quarter EBITDA totaled Ps 1,004, 24.3% below that of the same period of 2002 but 2.3% above second quarter 2003. Year-to-date EBITDA decreased 9.5% compared to 2002.

•	Grupo Imsa’s total debt was reduced by US$37 during the third quarter of 2003.

•	Net interest coverage – defined as EBITDA divided by net interest expense – was 11.2 times for the twelve months ended September 2003.

•	In the month of August, APM, an IMSA ACERO company that produces non-coated flat steel, concluded the expansion of its hot-rolled steel capacity from 1.5 million tonnes to 2.2 million tonnes per year.

•	In October, IMSA Signode inaugurated a new, state-of-the-art plant to produce steel and plastic strapping. With this new plant, the company will be in a position to offer domestic and foreign customers better service.

1Unless otherwise stated, all figures are presented in millions of September 30, 2003 pesos (Ps), or in millions of nominal U.S. dollars (US$).

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Consolidated Financial Results

Mr. Eugenio Clariond, Chief Executive Officer of Grupo Imsa, explained: “During the past few years, we have been working to make our businesses more efficient and competitive in the global marketplace. These efforts have enabled us to raise sales by penetrating new markets and increasing our presence in the industries in which we participate, thus offsetting the effects of the difficult economic environment we have been experiencing. I am certain that Grupo Imsa is well positioned so that when the economy begins to grow more vigorously we will be one of the main beneficiaries in the markets we serve.” Mr. Clariond added: “Grupo Imsa has always been very aware of its financial commitments and this is reflected in a track record of more than 65 years of complying with our creditors in a timely fashion. We know that the times are difficult, so we have paid special attention to being more selective in our investments and to making our operations more efficient. During this quarter, the Company generated cash flow and we reduced debt by US$37 million, thus strengthening Grupo Imsa’s financial position.”

SALES

Net sales for third quarter 2003 (3Q03) were US$742, an increase of 0.3% over third quarter 2002 (3Q02) and of 5.5% over second quarter 2003 (2Q03). In peso terms, net sales for 3Q03 totaled Ps 8,002, an upswing of 1.1% over 3Q02 and of 5.9% vs. 2Q03. The year-over-year and quarter-over-quarter revenue growths were largely a consequence of increased sales volumes for IMSA ACERO, IMSATEC and IMSALUM, as well as a higher exchange rate of the Mexican peso vis-à-vis the U.S. dollar in 3Q03. Additionally, the quarter-over-quarter increase reflects higher sales volumes because the third quarter of the year is seasonally stronger than the second.

For 3Q03, domestic sales amounted to Ps 3,461, a decline of 4.0% from 3Q02 and of 2.6% compared to 2Q03. Foreign sales for 3Q03 totaled Ps 4,541, an increase of 5.3% over 3Q02 and of 13.5% compared to 2Q03. Foreign sales for the quarter represented 56.7% of total net sales.

The following is a breakdown by business segment for the quarter:

IMSA ACERO	IMSATEC	ENERMEX	IMSALUM
47%	29%	14%	10%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Sales	3Q03	2Q03	3Q02	Ac.03	Ac.02
IMSA ACERO	Ps 3,746	Ps 3,595	Ps 3,709	Ps 10,679	Ps 9,811
ENERMEX	1,123	1,203	1,272	3,388	3,305
IMSATEC	2,325	2,021	2,146	6,095	5,869
IMSALUM	808	734	790	2,247	2,225
Total net sales[1]	Ps 8,002	Ps 7,553	Ps 7,918	Ps 22,409	Ps 21,210
TOTAL US$ avg.	742	703	739	2,067	2,017

OPERATING INCOME

Operating income in nominal dollar terms for 3Q03 totaled US$65, a decline of 30.3% from 3Q02 but an increase of 10.6% over 2Q03. Operating income for 3Q03 in peso terms was Ps 675, a decrease of 33.1% from 3Q02 but a growth of 5.5% over 2Q03. Grupo Imsa’s operating margin for the quarter was 8.4%, compared to 12.7% for 3Q02 and 8.5% for 2Q03.

EBITDA

EBITDA for 3Q03 totaled US$96, representing a decrease of 22.3% year-over-year but a rise of 6.1% quarter-over-quarter. EBITDA for the quarter in peso terms was Ps 1,004, 24.3% below 3Q02 but 2.3% above 2Q03.

EBITDA contribution per business segment in 3Q03 was as follows:

IMSA ACERO	ENERMEX	IMSATEC	IMSALUM
50%	25%	17%	8%

EBITDA	3Q03	2Q03	3Q02	Ac.03	Ac.02
IMSA ACERO	Ps 523	Ps 547	Ps 804	Ps 1,596	Ps 1,911
ENERMEX	261	284	285	806	647
IMSATEC	174	135	207	340	489
IMSALUM	83	53	65	190	176
Corporate	(37)	(38)	(35)	(113)	(109)
TOTAL	Ps 1,004	Ps 981	Ps 1,326	Ps 2,819	Ps 3,114
TOTAL US$ avg.	96	90	123	262	296
EBITDA margin	12.5%	13.0%	16.8%	12.6%	14.7%

1The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

INTEGRAL FINANCING COST (INCOME)

Integral financing cost for 3Q03 was Ps 436, compared to a cost of Ps 243 in 3Q02 and an income of Ps 167 in 2Q03. The main reason for the increase in integral financing cost compared to 3Q02 and 2Q03 was the foreign exchange loss resulting from a 4.3% depreciation of the Mexican peso vis-à-vis the U.S. dollar in 3Q03, while the peso depreciated 1.7% in 3Q02 and appreciated 2.7% in 2Q03. On the positive side, the depreciation of the peso versus the dollar increases the competitiveness of Grupo Imsa’s operations.

Despite the higher exchange rate of the Mexican peso vis-à-vis the U.S. dollar, interest expense decreased, reflecting the decline in Libor interest rate and the Company having contracted debt with lower spreads over Libor.

Integral Financing Cost (Income)	3Q03	2Q03	3Q02	Ac.03	Ac.02
Interest expense	Ps 93	Ps 114	Ps 140	Ps 301	Ps 367
Interest income	(10)	(5)	(21)	(23)	(54)
Foreign exchange loss (gain)	431	(260)	226	512	1,016
Gain from monetary position	(78)	(16)	(102)	(204)	(336)
Integral financing cost (income)	Ps 436	Ps (167)	Ps 243	Ps 586	Ps 993

MAJORITY NET INCOME

For 3Q03, the Majority Net Income was Ps 42, compared to incomes of Ps 499 for 3Q02 and Ps 464 for 2Q03. The decrease in Net Income compared to 3Q02 and 2Q03 mainly reflects the foreign exchange loss resulting from the depreciation of the Mexican peso versus the U.S. dollar in 3Q03. Additionally, the decline in operating income contributed to the year-over-year reduction in Net Income.

Majority Net Income	3Q03	2Q03	3Q02	Ac.03	Ac.02
Majority net income	Ps 42	Ps 464	Ps 499	Ps 517	Ps 928
Majority net income per equity unit	Ps 0.07	Ps 0.82	Ps 0.89	Ps 0.92	Ps 1.65
Majority net income per ADS	US$0.09	US$0.68	US$0.77	US$0.78	US$1.47

As of September 30, 2003, Grupo Imsa had 2,810.6 million shares outstanding, equivalent to 562,125,558 equity units and 62,458,395 ADSs.

FINANCIAL POSITION

Net debt, as of September 30, 2003, was US$878, compared to US$911 as of June 30, 2003. Total debt as of September 30, 2003 was US$931, US$37 below total debt as of June 30, 2003.

Net interest coverage defined as EBITDA divided by net interest expense was 11.2 times for the twelve months ended September 2003, while interest coverage defined as EBITDA divided by gross interest expense reached 10.0 times for the same period.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Financial Results by Segment

IMSA ACERO

Sales

3Q03 sales volume was 575 thousand tonnes, an increase of 4.8% over 3Q02 and of 10.1% compared to 2Q03. Domestic shipments for the quarter totaled 377 thousand tonnes, 0.1% below 3Q02 but 2.1% above 2Q03. Foreign volume amounted to 198 thousand tonnes for 3Q03, a growth of 15.6% over 3Q02 and of 29.4% versus 2Q03. The year-over-year growth in sales volume reflects a rise in foreign sales volume. Steelscape gained market share as a result of the acquisition of Pinole Point Steel in 2002, increased its sales in the eastern region of the United States, and continued to gain market share on the West Coast because of the quality and service it offers. Additionally, both non-coated and coated steel exports grew year-over-year, partly because of the rise in demand in Asia. Sales volume increased quarter-over-quarter because the third quarter is seasonally stronger than the second, particularly in the U.S. construction industry.

Net sales for 3Q03 reached Ps 3,746, an increase of 1.0% over 3Q02 and of 4.2% compared to 2Q03. The year-over-year and quarter-over-quarter growth reflects an upswing in sales volume. Foreign sales represented 41.8% of total revenues in 3Q03.

Operating Income and EBITDA

Operating income was Ps 308, a decrease of 47.9% from 3Q02 and of 4.3% versus 2Q03. 3Q03 operating margin was 8.2%, compared to margins of 15.9% for 3Q02 and 9.0% for 2Q03. EBITDA for 3Q03 was Ps 523, a decline of 35.0% with respect to 3Q02 and of 4.4% versus 2Q03. In dollar terms, EBITDA fell 33.7% year-over-year and 2.0% quarter-over-quarter to US$50.

The year-over-year reduction in operating margin is largely due to greater costs for IMSA ACERO’s main raw materials which the company has been unable to reflect in the final prices of its products. Additionally, the devaluation of the Mexican peso vis-à-vis the U.S. dollar has increased peso costs, affecting margins in 3Q03 because there is a time lag before such increases are passed on to product prices. During 3Q03, major maintenance work and facility adaptations were carried out to raise installed capacity from 1.5 million tonnes to 2.2 million tonnes of hot-rolled steel per year, creating a non-recurring expense in the company’s results.

ENERMEX

Sales

ENERMEX’S 3Q03 sales volume reached 5.4 million batteries, a decrease of 9.8% from 3Q02 and of 9.1% compared to 2Q03. The decline compared to 3Q02 and 2Q03 was largely a result of lower sales volumes in the United States, mainly because inventories were created across the distribution chain during the first half of 2003, which were absorbed during the third quarter. There should be no further effects of these inventories in the fourth quarter of the year because inventory levels have now been normalized. Additionally, in South America, the third quarter of the year is seasonally less active than the second.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

ENERMEX posted revenues of Ps 1,123 for 3Q03, a decrease of 11.7% from 3Q02 and of 6.7% versus 2Q03. The reduction in revenues, both year-over-year and quarter-over-quarter, reflects a decline in sales volume. 3Q03 foreign sales represented 59.9% of total revenues.

Operating Income and EBITDA

Operating income for 3Q03 was Ps 217, a decrease of 12.9% compared to 3Q02 and of 9.6% versus 2Q03. Operating margin for the quarter was 19.3%, compared to 19.6% for 3Q02 and 20.0% for 2Q03. EBITDA for the quarter totaled Ps 261, a reduction of 8.4% compared to 3Q02 and of 8.1% versus 2Q03. In dollar terms, EBITDA declined 5.7% year-over-year and 5.7% quarter-over-quarter, to US$25.

The main reason for the year-over-year decline in operating margin was the drop in sales volume resulting in a decline in ENERMEX’s economies of scale. Sales volumes are expected to return to normal in the fourth quarter of the year.

IMSATEC

Sales

IMSATEC’s 3Q03 revenues totaled Ps 2,325, representing an upswing of 8.3% from 3Q02 and of 15.0% versus 2Q03. The growth in revenues reflects the increase in foreign exchange rate of the Mexican peso vis-à-vis the U.S. dollar, since 80.5% of this business’s sales were made outside Mexico this quarter. Additionally, higher sales volumes in IMSATEC’s main businesses contributed to the year-over-year improvement. The quarter-over-quarter growth largely reflects the third quarter being seasonally stronger than the second, especially in the construction industry, which resulted in increased sales for most IMSATEC companies.

Operating Income and EBITDA

Operating income totaled Ps 123 in 3Q03, a decrease of 23.6% from 3Q02 but an increase of 48.2% over 2Q03. Operating margin for the quarter was 5.3%, compared to 7.5% for 3Q02 and 4.1% in 2Q03. EBITDA for the quarter was Ps 174, a decrease of 15.9% from 3Q02 but a growth of 28.9% with respect to 2Q03. In dollar terms, EBITDA fell year-over-year by 20.3% but increased quarter-over-quarter by 29.8% to US$16.

IMSATEC’s operating income fell year-over-year mainly as a consequence of greater costs for its main raw materials and a complicated economic environment that made it difficult to transfer the increased costs to the market. More specifically, a year-to-date 8% decrease in non-residential construction in the United States affected VP Buildings’ results by making the market more competitive and reducing margins. The company was able to offset part of this effect by reducing costs and expenses. IMSATEC’s operating costs as a percent of sales fell from 13.3% in 3Q02 and 14.1% in 2Q03 to 12.7% in 3Q03. The quarter-over-quarter increase in operating margin largely reflects a rise in sales as a result of the third quarter being seasonally stronger than the second.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

IMSALUM

Sales

IMSALUM’s revenues totaled Ps 808 for 3Q03, a growth of 2.3% over 3Q02 and of 10.1% compared to 2Q03. The year-over-year upswing in sales was due to increased profile and window sales, largely reflecting growth in the residential construction market and the increase in peso-dollar exchange rate. The quarter-over-quarter growth mainly reflects the third quarter being seasonally stronger than the second for all IMSALUM businesses, combined with a rise in demand for a number of products. Foreign sales represented 53.0% of total sales for 3Q03.

Operating Income and EBITDA

Operating income for 3Q03 was Ps 71, a growth of 39.2% over 3Q02 and of 73.2% versus 2Q03. Operating margin for the quarter was 8.8%, compared to operating margins of 6.5% for 3Q02 and 5.6% for 2Q03. IMSALUM’s 3Q03 EBITDA was Ps 83, 27.7% above that of 3Q02 and 56.6% over 2Q03. In dollar terms, EBITDA grew 29.2% year-over-year and 62.9% quarter-over-quarter to US$8.

The year-over-year increase in IMSALUM’s operating income was due to a rise in profile and window volumes, combined with increased operating efficiency that resulted in a higher gross margin and reduced expenses as a percent of sales, which fell from 14.6% in 3Q02 to 13.8% in 3Q03. The quarter-over-quarter growth mainly reflects increased sales volumes in all IMSALUM businesses because the third quarter is seasonally stronger than the second. Additionally, reduced expenses in the ladder and profiles businesses contributed to the rise in operating income.

Corporate Developments

Increase in Hot-rolled Steel Installed Capacity

In the month of August, APM, an IMSA ACERO company that produces non-coated flat steel, concluded the expansion of its hot-rolled steel capacity from 1.5 million tonnes to 2.2 million tonnes per year. In addition to the installation of new capacity, the existing mill was modified to enable it to produce steel for uses where the company previously did not participate.

Mr. Santiago Clariond, IMSA ACERO’s CEO, explained: “This increase in capacity gives IMSA ACERO the ability to offer a wider range of products to current and potential customers. In addition, it has improved the efficiency of the company’s value chain by giving us the capability to supply more steel internally from our own facilities.”

Inauguration of Strapping Plant

In October, IMSA Signode, an IMSATEC subsidiary, inaugurated a new plant. IMSA Signode is a joint venture between Grupo Imsa and Signode (a subsidiary of Illinois Tools Works). The new plant helps IMSA Signode to maintain its market strength and leadership, and puts the company in a position to offer better service not only to the Mexican market but also to foreign markets, mainly the United States and Latin America. IMSA Signode makes steel and plastic strapping for sectors such as the steel, mining, machine tool, automotive, corrugated cardboard, container and fiber industries.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Mr. Benjamín Clariond, IMSATEC’s CEO, commented: “In its efforts to increase operating efficiency and become more competitive, IMSA Signode has relocated its two plants into a single facility. Capitalizing on this physical consolidation, production processes were restructured and state-of-the-art equipment installed. Moreover, the new plant was designed to keep pace with the company’s future growth.”

Debt Reduction

Grupo Imsa’s total debt fell by US$37 million in the third quarter of 2003, while net debt fell by US$32 million. Mr. Marcelo Canales, Grupo Imsa’s Chief Financial Officer, explained: “During the quarter, we made progress with our goal of diminishing debt, with the objective of closing the year with a similar debt level to that of December 2002.”

* * *

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2002 the Company’s sales reached US$2.6 billion, of which close to 55% was generated outside Mexico. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

TABLES TO FOLLOW

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of September 30, 2003)

	September 2003	December 2002
ASSETS
Current:
Cash and cash equivalents	573	614
Accounts receivable-trade, net	4,515	4,090
Inventories	5,440	5,754
Other current assets	865	804

	11,393	11,262
Investment in associated companies	123	107
Property, plant and equipment, net	19,819	19,250
Other assets, net	812	1,133
Excess of cost over fair value of net assets acquired of subsidiaries	966	1,038

TOTAL ASSETS	33,113	32,790

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long-term debt	1,002	1,709
Bank loans	1,116	252
Accounts payable-trade	2,968	3,065
Advances from clients	138	183
Other accounts payable and accrued liabilities	1,209	1,586

	6,433	6,795

Long-term debt	8,054	7,884
Deferred taxes	3,003	3,124
Other long-term liabilities	306	290

	11,363	11,298

TOTAL LIABILITIES	17,796	18,093

Excess of fair value of net assets acquired over cost of subsidiaries	104	141
Stockholder’s equity:
Common stock	4,892	4,892
Additional paid-in capital	2,868	2,868
Reserve for repurchase of own shares	147	147
Retained earnings	15,999	15,824
Insufficiency in capital restatement	(6,213)	(6,695)
Initial effect of deferred taxes	(3,578)	(3,578)

Majority interest	14,115	13,458
Minority interest	1,098	1,098

TOTAL STOCKHOLDERS’ EQUITY	15,213	14,556

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	33,113	32,790

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of September 30, 2003)

						% Change
	3Q03	2Q03	3Q02	Ac. 03	Ac. 02	3Q03/3Q02	3Q03/2Q03	Ac.03/Ac.02
NET SALES	8,002	7,553	7,918	22,409	21,210	1.1%	5.9%	5.7%
Domestic Sales	3,461	3,553	3,607	10,408	9,973	-4.0%	-2.6%	4.4%
Foreign Sales	4,541	4,000	4,311	12,001	11,237	5.3%	13.5%	6.8%
COST OF SALES	6,498	6,081	6,060	18,093	16,516	7.2%	6.9%	9.5%
OPERATING EXPENSES	829	832	849	2,504	2,510	-2.4%	-0.4%	-0.2%

OPERATING INCOME	675	640	1,009	1,812	2,184	-33.1%	5.5%	-17.0%

Financial expenses	93	114	140	301	367	-33.6%	-18.4%	-18.0%
Interest income	-10	-5	-21	-23	-54	-52.4%	100.0%	-57.4%
Foreign exchange loss (gain)	431	-260	226	512	1,016	90.7%		-49.6%
Gain from monetary position	-78	-16	-102	-204	-336	-23.5%	387.5%	-39.3%

INTEGRAL FIN. COST, NET	436	-167	243	586	993	79.4%		-41.0%
Other income, net	87	5	-46	153	-146		1640.0%

INCOME BEFORE TAXES AND EMPLOYEE’S PROFIT SHARING	152	802	812	1,073	1,337	-81.3%	-81.0%	-19.7%

PROVISIONS FOR: Income taxes	45	241	233	322	254	-80.7%	-81.3%	26.8%
Employees’ profit sharing	20	27	13	67	60	53.8%	-25.9%	11.7%

CONSOLIDATED NET INCOME	87	534	566	684	1,023	-84.6%	-83.7%	-33.1%

Net income of minority interest	45	70	67	167	95	-32.8%	-35.7%	75.8%

Net income of majority interest	42	464	499	517	928	-91.6%	-90.9%	-44.3%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Millions of Mexican pesos of

purchasing power as of September 30, 2003)

	September 2003	December 2002
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	684	1,584
ITEMS NOT (GENERATING) REQUIRING RESOURCES:
Depreciation and amortization	1,007	1,255
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	13	(388)
Other	(87)	(15)

	1,617	2,436

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	(425)	(252)
Inventories	803	(362)
Other current assets	(60)	187
Accounts payable-trade	(98)	(270)
Advances from clients	(46)	(117)
Other accounts payable and accrued liabilities	(375)	294

	(201)	(520)

RESOURCES GENERATED FROM OPERATING ACTIVITIES	1,416	1,916

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	156	(32)
Proceeds (Payments) from borrowings from banks and issuance of long-term debt	170	509
Dividends paid	(342)	(207)
Others	(117)	(78)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	(133)	192

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(1,306)	(1,906)
Acquisition of companies and minority interest	—	(109)
Other assets	(19)	(28)

RESOURCES USED IN INVESTING ACTIVITIES	(1,325)	(2,043)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(42)	65
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	614	614

CASH AND CASH EQUIVALENTS AT END OF PERIOD	572	679

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES

(Millions of Mexican pesos of purchasing power as of September 30, 2003)

	3Q03	2Q03	3Q02	Ac. 03	Ac. 02	3Q03/3Q02	3Q03/2Q03	Ac.03/Ac.02
IMSA ACERO
DOMESTIC SALES	2,180	2,361	2,313	6,754	6,302	-5.8%	-7.7%	7.2%
FOREIGN SALES	1,566	1,234	1,396	3,925	3,509	12.2%	26.9%	11.9%
% Export/Sales	41.8%	34.3%	37.6%	36.8%	35.8%
NET SALES	3,746	3,595	3,709	10,679	9,811	1.0%	4.2%	8.8%
COST OF SALES	3,191	3,020	2,853	8,980	7,746	11.8%	5.7%	15.9%
OPERATING EXPENSES	247	253	265	769	769	-6.8%	-2.4%	0.0%
OPERATING INCOME	308	322	591	930	1,296	-47.9%	-4.3%	-28.2%
OPERATING MARGIN	8.2%	9.0%	15.9%	8.7%	13.2%
EBITDA	523	547	804	1,596	1,911	-35.0%	-4.4%	-16.5%
EBITDA MARGIN	14.0%	15.2%	21.7%	14.9%	19.5%

ENERMEX
DOMESTIC SALES	450	446	492	1,347	1,407	-8.5%	0.9%	-4.3%
FOREIGN SALES	673	757	780	2,041	1,898	-13.7%	-11.1%	7.5%
% Export/Sales	59.9%	62.9%	61.3%	60.2%	57.4%
NET SALES	1,123	1,203	1,272	3,388	3,305	-11.7%	-6.7%	2.5%
COST OF SALES	775	824	882	2,311	2,323	-12.1%	-5.9%	-0.5%
OPERATING EXPENSES	131	139	141	403	444	-7.1%	-5.8%	-9.2%
OPERATING INCOME	217	240	249	674	538	-12.9%	-9.6%	25.3%
OPERATING MARGIN	19.3%	20.0%	19.6%	19.9%	16.3%
EBITDA	261	284	285	806	647	-8.4%	-8.1%	24.6%
EBITDA MARGIN	23.2%	23.6%	22.4%	23.8%	19.6%

IMSATEC
DOMESTIC SALES	453	400	432	1,221	1,223	4.9%	13.3%	-0.2%
FOREIGN SALES	1,872	1,621	1,714	4,874	4,646	9.2%	15.5%	4.9%
% Export/Sales	80.5%	80.2%	79.9%	80.0%	79.2%
NET SALES	2,325	2,021	2,146	6,095	5,869	8.3%	15.0%	3.9%
COST OF SALES	1,906	1,652	1,700	5,037	4,687	12.1%	15.4%	7.5%
OPERATING EXPENSES	296	286	285	873	835	3.9%	3.5%	4.6%
OPERATING INCOME	123	83	161	185	347	-23.6%	48.2%	-46.7%
OPERATING MARGIN	5.3%	4.1%	7.5%	3.0%	5.9%
EBITDA	174	135	207	340	489	-15.9%	28.9%	-30.5%
EBITDA MARGIN	7.5%	6.7%	9.6%	5.6%	8.3%

IMSALUM
DOMESTIC SALES	380	346	368	1,086	1,041	3.3%	9.8%	4.3%
FOREIGN SALES	428	388	422	1,161	1,184	1.4%	10.3%	-1.9%
% Export/Sales	53.0%	52.9%	53.4%	51.7%	53.2%
NET SALES	808	734	790	2,247	2,225	2.3%	10.1%	1.0%
COST OF SALES	554	546	573	1,610	1,627	-3.3%	1.5%	-1.0%
OPERATING EXPENSES	183	147	166	482	465	10.2%	24.5%	3.7%
OPERATING INCOME	71	41	51	155	133	39.2%	73.2%	16.5%
OPERATING MARGIN	8.8%	5.6%	6.5%	6.9%	6.0%
EBITDA	83	53	65	190	176	27.7%	56.6%	8.0%
EBITDA MARGIN	10.3%	7.2%	8.2%	8.5%	7.9%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

SALES VOLUME

	3Q03	2Q03	3Q02	Ac. 03	Ac. 02
STEEL PROCESSING
IMSA ACERO (Tonnes)
Domestic Sales Volume	377,186	369,317	377,477	1,105,193	1,105,613
Export and Foreign Subsidiaries	197,841	152,845	171,195	486,074	468,368
Sales Volume
TOTAL IMSA ACERO	575,027	522,162	548,672	1,591,267	1,573,981

	3Q03	2Q03	3Q02	Ac. 03	Ac. 02
AUTOMOTIVE BATTERIES (1)
ENERMEX (000 Units)
Mexico
Domestic Market	1,448	1,377	1,510	4,254	4,339
Exports	2,763	3,212	3,215	8,396	7,433
Total (2)	4,211	4,589	4,725	12,650	11,772
Foreign Subsidiaries (3)	1,191	1,354	1,261	3,837	4,413
TOTAL ENERMEX	5,402	5,943	5,986	16,487	16,185

	3Q03	2Q03	3Q02	Ac. 03	Ac. 02
IMSALUM
Aluminum (Tonnes)
TOTAL ALUMINUM	13,520	11,733	11,735	36,834	35,191

(1)	Includes 100% of the sales volume of the joint venture with Johnson Controls.

(2)	100% of this volume is consolidated in Enermex financial statements.

(3)	50% of this volume is consolidated in Enermex financial statements.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Selected Financial Information

Income Statement

US$ Millions(1)

	3Q03	2Q03	3Q02	Ac.03	Ac.02
Net Sales
IMSA ACERO	352	334	346	989	934
ENERMEX	105	112	121	313	321
IMSATEC	210	189	200	560	552
IMSALUM	75	68	73	208	210
Grupo IMSA(2)	742	703	739	2,067	2,017

Operating Income
IMSA ACERO	29	30	55	86	123
ENERMEX	21	22	23	63	51
IMSATEC	11	8	16	17	34
IMSALUM	7	4	5	14	13
Grupo IMSA(2)	65	59	93	169	207

EBITDA
IMSA ACERO	50	51	75	148	182
ENERMEX	25	26	26	75	62
IMSATEC	16	12	20	31	47
IMSALUM	8	5	6	18	17
Grupo IMSA(2)	96	90	123	262	296

Majority Net Income
Grupo IMSA	6	43	48	49	92

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.

(2)	The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of September 30, 2003 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of September 2002—September 2003 was 1.0719; for the three-month period of June 2003 – September 2003, it was 1.0265.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its four business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso – U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

Third quarter 2003 (3Q03) inflation was 1.0%, resulting in an inflation rate of 4.0% for the last twelve months. The Mexican peso depreciated 4.3% against the U.S. dollar during 3Q03, and 7.5% over the last twelve months. The exchange rate used as of September 30, 2003 was 10.9272 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Acts of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: Interest expense less interest income, divided by EBITDA

Interest Coverage: Interest expense divided by EBITDA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V. (Registrant)

Dated: October 29, 2003	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer